SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(*)


                            Basic Empire Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  069851-30-01
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Chang Yu
                                    President
                           China Tailong Group Limited
          Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town
                         Tortola, British Virgin Islands
                              Phone: +852 6555 1799
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                February 3, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

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(*)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 069851-30-01

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     China Tailong Group Limited
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO: Securities acquired in a stock-for-stock exchange.
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     British Virgin Islands
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    8,484,926
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    8,484,926
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     8,484,926
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     68.6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     A corporation organized under the laws of the British Virgin Islands
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 069851-30-01

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Chang Yu
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO: Securities acquired in a stock-for-stock exchange.
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Peoples Republic of China
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,060,618
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          8,484,926
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,060,618
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    8,484,926
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     9,545,544
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     77.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________________________
Item 1.  Security and Issuer.

This statement relates to the common stock, par value $0.001 (the "Common Stock") of Basic Empire Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at Room 511, 5/F., Wing On Plaza, 62 Mody Road, Tsim Sha Tsui, Kowloon, Hong Kong.
________________________________________________________________________________
Item 2.  Identity and Background.

         (a) This statement is filed jointly by China Tailong Group Limited, a corporation organized under the laws of the British Virgin Islands (the "Group Limited") and Chang Yu ("Yu"); collectively the "Reporting Persons" and each individually, a "Reporting Person."

         (b) The address of the principal office of Group Limited is Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, British Virgin Islands. The business address of Yu is Room 511, 5/F., Wing On Plaza, 62 Mody Road, Tsim Sha Tsui, Kowloon, Hong Kong;

         (c) Yu is the Director, President, Chief Executive Officer and Secretary of the Company;

         (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

         (e) The Reporting Persons have not and no Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

         (f)      Yu is a citizen of the People's Republic of China.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

The shares of common stock were acquired in exchange for the Reporting Persons' stock in China Tailong Holdings Company Limited ("Tailong Holdings") pursuant to the Agreement and Plan of Reorganization between Tailong Holdings and the Company and all of the stockholders of Tailong Holdings. All of the issued and outstanding common stock of Tailong Holdings, including the common stock of the Reporting Persons, was exchanged for 10,606,158 shares of the Company's common stock.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

The purpose of the acquisition of the shares of common stock reported herein by the Reporting Person was for investment and to effect the exchange transaction between Tailong Holdings and the Company.

         (a) No Reporting Person has any present plans or proposals that relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) No Reporting Person has any present plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) No Reporting Person has any present plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) The Reporting Persons support a proposal to change the Company's Certificate of Incorporation to permit the Company's Board of Directors to determine the number of authorized directors of the Company. Currently, the Company's Certificate of Incorporation sets the number of directors on the Company's Board of Directors at one (1).

         (e) The Reporting Persons support a proposal to effect a forward stock split whereby each share of the Company's issued and outstanding common stock is converted into 1.14 shares of the Company's issued and outstanding common stock.

________________________________________________________________________________
         (f) No Reporting Person has any present plans or proposals that relate to or would result in any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) The Reporting Persons support i.) a proposal to amend the Company's Certificate of Incorporation to change the name of the Company from BASIC EMPIRE CORPORATION to China Agritech, Inc.; ii.) a proposal to change the Company's Certificate of Incorporation to permit the Company's Board of Directors to determine the number of authorized directors of the Company. Currently, the Company's Certificate of Incorporation sets the number of directors on the Company's Board of Directors at one
                  (1); and iii.) a proposal to effect a forward stock split whereby each share of the Company's issued and outstanding common stock is converted into 1.14 shares of the Company's issued and outstanding common stock.

         (h) No Reporting Person has any present plans or proposals that relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) No Reporting Person has any present plans or proposals that relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or


         (j) No Reporting Person has any present plans or proposals that relate to or would result in any action similar to any of those enumerated above.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         (a) Group Limited is the beneficial and direct owner of an aggregate of 8,484,926 shares of common stock of the Company and has sole voting and investment power with respect thereto. The Company had 12,374,903 shares of common stock outstanding as of February 3, 2005. Based on that reported number of shares of common stock outstanding, Group Limited has beneficial ownership of approximately 68.6% of the outstanding shares of common stock. Yu is the beneficial owner of 9,545,544 shares of common stock of the Company, of which, 1,060,618 are owned directly by Yu and 8,484,926 of which are owned directly by Group Limited. Based on the reported number of outstanding shares of the Company's common stock (12,374,903), Yu has beneficial ownership of approximately 77.1% of the Company's outstanding common stock.

         (b) Group Limited has sole power to vote or direct to vote and sole power to dispose or to direct the disposition of 8,484,926 shares of common stock. Yu has sole power to vote or direct to vote and sole power to dispose or to direct the disposition of 1,060,618 shares of common stock

         (c)      Not applicable.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e)      Not applicable.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Reorganization, dated as of December 25, 2004, by and among BEC, Tailong Holdings and Tailong Holdings Stockholders (incorporated by reference to Exhibit 2.1 to Company's Current Report on Form 8-K (filing no. 000-49608) as filed with the Commission on February 3, 2005.

________________________________________________________________________________

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date 03/11/05
China Tailong Group Limited

By: /s/ Chang Yu
   -------------------------
   Chang Yu, President & CEO

By: /s/ Chang Yu
   -------------------------
   Chang Yu